



FP: truCrowd

RealLive TV, Inc.
1401 Overlook Park Lane
Lawrenceville GA, 30043

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,235,000**	**$1,235,000**	**$1,136,200**

THE COMPANY

1. Name of issuer: Real Live TV, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	JACK MCADOO
Dates of Board Service:	May 2022-Present
Principal Occupation:	President
Employer:	JJM Media Group, Inc.
Dates of Service:	January 2009 - Present
Employer's principal business:	Streaming Channel, App,and Content Production
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
	No prior positions held with issuer
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	JJM Media Group, Inc.
Employer's principal business:	Streaming Channel, App,and Content Production
Title:	President
Dates of Service:	January 2009 - Present
Responsibilities:	Management and Operations



OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

OFFICERS OF THE COMPANY

5.　Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	JACK MCADOO
Title:	Founder/CEO
Dates of Service:	May 2022 - Present
Responsibilities:	Oversee all Corporate Operations
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	JJM Media Group, Inc.
Employer's principal business:	Streaming Channel, App,and Content Production
Title:	President
Dates of Service:	January 2009 - Present
Responsibilities:	Oversee Corporate Operations

PRINCIPAL SECURITY HOLDERS

6.　Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Holder	*Number of Class of Shares*	*%Voting Power Prior to Offering*
Jack McAdoo	*8,000,000 CLASS A Founder*	*100%*



OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Who we are

Founded in 2022, the Company is the leading provider of original educational and informational content relating to health, wellness, spirituality, esoteric wisdom, metaphysics, quantum physics, and inspiration.

The content is available for streaming through its app, and directly from the Company's website, RealLiveTV.tv.

The Company has robust revenue sources: subscription fees, live and streaming workshops, sponsor advertising, and affiliate marketing. The Company currently has over 2 million monthly website views and 100K subscribers and is aggressively growing. The funds raised during this offering will be primarily used for talent acquisition, expansion of the current production facilities, content creation, and marketing.

Problem

All the major streaming networks share 85% of the same content. These same networks include companies like Netflix, Amazon Prime, Hulu, Google Play, Gaia, and many more. They are all competing for the same licensed content.

The current television and web streaming services are not creating new and engaging content that is both educational and entertaining to watch. Content is constantly recycled, rarely updated, and fails to create an engaging audience online and on television. It is simply the same thing over and over.

Solution

Real Live TV, Inc., through its shows (A Life Illuminated) and AURIS, provides 90% original content and 10% curated licensed content. Our solution builds an exceptionally strong, loyal, engaged, and committed subscriber and listener base.

In the current channel space of health, wellness, spirituality, docu-series, and live workshops, Real Live TV, Inc. is the only channel provider that will continually update its content. Each show will be presented in a series format, and will be renewed each year with fresh and inspired content. Then each episode of a program will be evergreened for on-demand viewing.

Achievement & Traction

Real Live TV, Inc., with its flagship television channel AURIS is an internet website and application for phones and tablets, that offers streaming live & recorded video. It offers public interaction which will allow the channel to go viral globally.



OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
10,000 Shares of Class B Common Stock at $1.00 per Share			
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

Real Live TV, Inc and its podcast on A Life Illuminated has the following Alexa Certified Traffic:

- Daily Unique Visitors: 33,043
- Daily Pageviews: 84,679
- Monthly Unique Visitors: ,276.254
- Monthly Page Views: 1,,524,109
- Global Rank out of the entire web: 20,482
- United States rank out of the entire web: 4517

These numbers make our current online presence an extremely attractive platform to advertisers and self-growth.

RealLive TV and AURIS will become another avenue for the show's current listener base and web visitors, therefore making it attractive for the same.

Competition

The only competition that exists anywhere is Gaia.com (Gaia TV). They have a similar concept in content but do not go far enough. They cap their market and reach by targeting a set demographic with most of the content that they provide. The hosts are the same and the content itself is old and reprocessed with updated content being scarce.

Why Us?

Real Live TV, Inc. reaches all demographics and connects with a more diverse audience. Our content features hosts from around the world who specialize in the topic they are representing. All content is original and refreshed weekly, while each series will continue with new episodes the following season.

Business Model

In addition to monthly subscription fees for the online content, The Company has three main revenue sources: subscription fees (for the content), live and streaming workshops, and audience engagement through AI.

Team

The Company is led by its CEO/Founder, Jack McAdoo. Mr. McAdoo is an accomplished author with two Amazon Books Best Sellers staying at the number one position in 3 categories for 2 weeks. He is a TV host, original podcaster with a current reach of over 2 million worldwide listeners, and a highly sought-after motivational speaker.

Target Market

The television market worldwide is witnessing substantial growth due to advancements in technology, changing consumer preferences, and the increasing demand for personalized and on-demand content. A recent report by Grand View Research indicates that the television market is projected to experience significant expansion in the coming years. Here are the key



FP: truCrowd

REALLIVE TV

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

RealLive TV, Inc.
1401 Overlook Park Lane
Lawrenceville GA, 30043

details from the report:

- Market Size Value in 2022: USD 283.64 billion
- Revenue Forecast in 2028: USD 504.51 billion
- Growth Rate: Compound Annual Growth Rate (CAGR) of 10.0% from 2022 to 2028
- Base Year for Estimation: 2021

(Source: "Television Market Size, Share & Trends Analysis Report By Type (Smart TV, LCD & Plasma & LED TVs, CRT & Rear-Projection TVs), By Distribution Channel (Online, Offline), By Region, And Segment Forecasts, 2022 - 2028" - Grand View Research)
https://www.marketresearch.com/Grand-View-Research-v4060/Television-Size-Share-Trends-Type-32235627/

Location & Facilities

RealLive TV, Inc. offices are in Atlanta, Georgia.

Company

Overview & Team

About RealLive TV, Inc., Streaming Network Division

RealLive Tv, Inc, provides a comprehensive all-in-one technology platform that enables our friends to start, maintain, and monetize their own independent Internet TV channels and networks distributed across all popular platforms.

Combined with our web, mobile, and smart TV apps, our software platform allows everyday video creators to transform their content into full-scale Internet TV networks, while easily managing their streaming and on-demand content from a single dashboard.

With its subsidiary, AURIS, RealLive TV, Inc. is now prepared to stream its own streaming television and online streaming network of original and exclusive content.

Jack McAdoo



Jack McAdoo is Chairman of RealLive TV, Inc.

McAdoo was previously Chief Executive Officer of Creative Music Studios from 2009 to 2019, where he oversaw the company's valuable portfolio of news, sports, entertainment, and podcast shows. He led a premier motion picture development company (224 Films), significant internet broadcast production operations, a leading podcast show, and world-renowned music production. McAdoo assumed the role of Real Live TV, Inc. CEO in May 2022 upon the closing and reorganization of Catch 22 Entertainment, Inc, a Florida based corporation that McAdoo founded in 1995.



OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

Prior to that, he served as Vice President of Austin Medical Equipment, Inc, where he was a driving force in its growth to become an industry leader to one of the nation's leading providers of durable medical equipment, oxygen, and transtracheal catheters.

McAdoo created the original flagship podcast Poker Pod Radio for Apple, Inc, IPOD, and iTunes in 2004, becoming the largest audience-based poker podcast show in history with a worldwide audience of 8 million website views, and 2 million downloads and streams monthly. McAdoo himself is a champion professional poker player.

On a historical note, Poker Pod Radio is one of Apple, Inc.'s original 25 podcasts when they created podcasts.

McAdoo created the podcast Real Talk Live!, which has since changed its name to the Jack McAdoo Podcast in 2015 and the show has reached as many as 4.5 million website hits a month, with a current average of 1.2 million a month verified, and certified by Alexa and Podstats. The show has won the People's Choice Award for Podcast of the Year (2018), and the European Podcast Awards Best Foreign Podcast (2018 and 2019)

He is currently the host of "A Life Illuminated Podcast" on Spotify, iTunes, iHeart Radio, Amazon Music, just to name a few locations.

Content

RealLive TV is currently creating content in Yoga, Women to Women, Men's Health, Fashion Healthy Eating, Today's Lifestyle ,Docu-Series, Documentaries, LGBTQ, Travel, Entertainment and more.



OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

The Company is subject to risks that traditional companies are exposed to. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

We depend on a small management team. We depend on the skill and experience of a few key employees. Each has a different skill set. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

We are controlled by our sole officer and director. Our sole officer and director currently holds all of our voting stock, and at the conclusion of this offering will continue to hold all of the Company's voting stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

The Company may need to raise additional funds in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in the value of your investment in the Company, as later-stage investors may get more favorable terms.

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our Company will face many difficulties typical for early-stage companies.

We could become subject to regulation. Our business model involves providing subscribers with online educational and entertainment content. In the future, we may become subject to targeted regulation that may negatively affect our business model.





FP: truCrowd

REALLIVE TV

RealLive TV, Inc.
1401 Overlook Park Lane
Lawrenceville GA, 30043

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products and/or services, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products and/or services, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this offering statement. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the securities. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product and/or service offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management





FP: truCrowd

REALLIVE TV

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

RealLive TV, Inc.
1401 Overlook Park Lane
Lawrenceville GA, 30043

reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

The offering price is arbitrary. The price of the securities offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the securities bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this offering statement, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor bears the risk of a complete and total loss of his/her/its investment.

The securities are "restricted securities." There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Any valuation of the Company at this stage is difficult to assess. The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Valuation Accuracy is based on our best efforts. The valuation methods used may be commonly used methods used in valuing companies, however, the accuracy of any valuation is only as accurate and reliable as the information used in the calculation of that valuation. The company has made all best-faith efforts to ensure the accuracy and credibility of information provided in the creation of the valuation and any projections or forecasts used therein, however, even our best effort may leave a margin of error, and we cannot guarantee the accuracy of the valuation. Future valuations of the company may come in at drastically different values, which have the potential to effect the value of investments.

Understanding valuation methodologies. The results of the valuation created for this offering are based on our best understanding of the methods used to create the valuation. Despite our best efforts, it is possible that we did not properly understand every individual piece of data used in the calculation of the valuation. If we had had a better understanding of the underlying formulas used to calculate each valuation method, we may have input different data into the valuation tool and the resulting valuation may have been minimally or drastically different than the valuation presented herein. If we use a different valuation method in the future, the resulting valuation may be drastically different, which may result in the securities sold herein being valued at a potentially drastically different value.

Weights of different valuation methods. In our valuation we utilized a "weighted average" of 5 different valuation methods. The weight attributed to each of the valuation methods was made at our discretion, and the resulting valuation could be significantly different had the weight distribution been allocated differently. The Company made a best-faith effort in its judgement in determining the weight distribution, however, even our best effort may leave a margin of error and other parties may have used a different distribution, and we cannot guarantee the accuracy of the valuation. Future valuations of the company may come in at drastically different values, which have the potential to effect the value of investments.

No Independent Third-Party was consulted for the Valuation. While the company did use a third-party service to calculate the valuation, no independent third-party expert in valuing companies was consulted in the creation of the data input into the valuation service. Had we consulted with an independent third-party expert in valuing companies, their advice may have led to a significant difference in the resulting valuation of the Company, such advice may have included, but is not limited to: different approaches, a different third-party services, different valuation methods, different weights to the valuation methods, or changes to our projections/forecasts.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the





FP: truCrowd

REALLIVE TV

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,235,000**	**$1,235,000**	**$1,136,200**

RealLive TV, Inc.
1401 Overlook Park Lane
Lawrenceville GA, 30043

Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>



OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

THE OFFERING

9.   What is the purpose of this offering?

This raise is allocated for new and or upgraded equipment purchases, full-time pre and post-production employees, advertising and market, and a new soundstage with state-of-the-art production facilities and offices. For a more detailed discussion regarding the Use of Funds, please see the Offering Statement.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$1,235,000.00**
Less: Portal Success Fee of 8%	$800.00	$98,800.00
Net Proceeds	**$9,200.00**	**$1,136,200.00**
Use of Net Proceeds		
Marketing & Advertising	$5,000.00	$150,000.00
Payroll		$308,000.00
Studio Expense		$60,000.00
Streaming IT		$50,000.00
Sub-Contracting Services		$20,750.00
Legal Fees		$10,000.00
Equipment		$174,950.00
Equipment Transportation/Vehicle & Expenses		$85,000.00
Location Filming Travel With Filming Gear & Crew		$100,000.00
General Operating Capital	$4,200.00	$177,500.00
Total Use of Net Proceeds	**$9,200.00**	**$1,136,200.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors. The Company has discretion to alter the use of proceeds as set forth above under the following circumstances: At the issuer's discretion, we may amend or deviate from the above use of proceeds in response to unforeseen developments, in order to engage in new opportunities as they become available, or otherwise in order to act or react to situations or opportunities that were otherwise unavailable or not considered prior to the raise that the management believes to be in the best interest of the company. Finally, in response to any unforeseen act of government or nature that might arise.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.



OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Common Stock, Non-Voting Class B
$1.00 per share.
Minimum investment size: $250.00

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.



OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other Rights	
Class A (Founders Shares)	8,000,000	8,000,000	Yes ☑ No ☐		Yes ☐ No ☑	
					Specify:	
Class B	12,000,000	0	Yes ☐ No ☑		Yes ☐ No ☑	
					Specify:	

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    As the holder(s) of a majority of the voting rights in the company, our majority shareholder(s) may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder(s) may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference

FP: truCrowd

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

RealLive TV, Inc.
1401 Overlook Park Lane
Lawrenceville GA, 30043

and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see image below) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.


Low Bound
$ 11,500,000
Pre-money Valuation
$ 15,187,403
High Bound
$ 18,875,000
5 Valuation Methods
$ 8,802,379
Scorecard
$ 7,297,500
Checklist
$ 16,490,772
Venture Capital
$ 32,106,513
DCF with LTG
$ 56,329,991
DCF with Multiples
Method weights*
34%
34%
16%
8%
8%
*The Equidam defaults have been changed by the company. A full list of these new assumptions can be found in the appendix page 26.

The weights for the above-mentioned valuation methods are: Scorecard (34%), Check-list (34%), Venture Capital (16%), DCF- Long Term Growth (8%), and DCF with Multiples (8%).

The full valuation report is part of this offering and is to be found in the Offering's Documents Section.

The weighted valuation was calculated at pre-money **$15,187,403.00**





FP: truCrowd

REALLIVE TV

OFFERING STATEMENT

RealLive TV, Inc.
1401 Overlook Park Lane
Lawrenceville GA, 30043

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,235,000**	**$1,235,000**	**$1,136,200**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.





FP: truCrowd

REALLIVE TV

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,235,000**	**$1,235,000**	**$1,136,200**

RealLive TV, Inc.
1401 Overlook Park Lane
Lawrenceville GA, 30043

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐Yes ☑No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

To date, Real Live TV, Inc. has video production, sound production, and computer equipment assets with a value of $161,000.00.



OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REAL LIVE TV, INC.
FINANCIAL STATEMENTS
As of June 30, 2023





RealLive TV, Inc.
1401 Overlook Park Lane
Lawrenceville GA, 30043

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,235,000**	**$1,235,000**	**$1,136,200**

Real Live TV, Inc.

Financial Statements

As of June 30, 2023

Index to Reviewed Financial Statements

Table of Contents **Page**

2





OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,235,000**	**$1,235,000**	**$1,136,200**



CF Audits LLC
CROWDFUNDING AUDITS AND REVIEWS

INDEPENDENT ACCOUNTANT REVIEW REPORT

July 03, 2023

The Board of Directors

Real Live TV, Inc.

1401 Overlook Park LN,

Lawrenceville, GA, 30043

We have reviewed the accompanying balance sheet of Real Live TV, Inc. (the company) as of December 31, 2022 and June 30, 2023, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
July 3, 2023

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
cpa@cfaudits.com

3




OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

Real Live TV, Inc.

Balance Sheet Statement (Unaudited)

As of June 30, 2023

	December 31, 2022	June 30, 2023
ASSETS		
Current Assets		
Bank Account	-	100
Total Current Assets	**-**	**100**
Property, Plant, and Equipment		
Equipment's	-	161,000
Total Non-Current Assets	**-**	**161,000**
TOTAL ASSETS	**-**	**161,100**
LIABILITIES AND EQUITY		
Current Liabilities	-	-
Non-current Liabilities	-	-
Total Liabilities	**-**	**-**
Equity		
Common Shares	-	8,000
Additional Paid-In Capital	-	153,100
Retained Earnings	-	-
TOTAL LIABILITIES AND EQUITY	**-**	**161,100**

The accompanying notes are an integral part of these financial statements

4





FP: truCrowd

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,235,000**	**$1,235,000**	**$1,136,200**

RealLive TV, Inc.
1401 Overlook Park Lane
Lawrenceville GA, 30043

Real Live TV, Inc.

Income Statement (Unaudited)

As of June 30, 2023

	December 31, 2022	June 30, 2023
Revenues		
Total Revenues	-	-
Total Operating Expenses	-	-
Net Income (Loss)	-	-

The accompanying notes are an integral part of these financial statements

5




OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

Real Live TV, Inc.

Statement of Changes in Equity (Unaudited)

As of June 30, 2023

	Common Shares	Additional Paid In Capital	Earnings	Equity Balance
Equity Opening Balance as of May 10, 2020	-	-	-	-
Capital Contribution as of December 31, 2022	-	-	-	-
Net Profit as of December 31, 2022	-	-	-	-
Equity Ending Balance as of December 31, 2022	-	-	-	-
Capital Contribution as of June 30, 2023	8,000	153,100	-	161,000
Net Profit as of June 30, 2023	-	-	-	-
Equity Ending Balance as of June 30, 2023	8,000	153,100	-	161,000

The accompanying notes are an integral part of these financial statements

6





FP: truCrowd

OFFERING STATEMENT

RealLive TV, Inc.
1401 Overlook Park Lane
Lawrenceville GA, 30043

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,235,000**	**$1,235,000**	**$1,136,200**

Real Live TV, Inc.

Statement of Cash Flow (Unaudited)

As of June 30, 2023

	December 31, 2022	**June 30, 2023**
OPERATING ACTIVITIES		
Net Income (Loss)	-	-
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Net cash used by operating activities	**-**	**-**
Cash Provided by Investing Activities		
Acquisition of Equipment	-	(161,000)
Net Cash Provided by Investing Activities	**-**	**(161,000)**
Cash Provided by Financing Activities		
Capital Contribution	-	161,100
Net Cash Provided by Financing Activities	**-**	**161,100**
NET CASH INCREASE (DECREASE) FOR PERIOD	**-**	**100**
Cash at the beginning of the period	-	-
CASH AT END OF PERIOD	**-**	**100**

The accompanying notes are an integral part of these financial statements

7





OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

Real Live TV, Inc.

Notes to the Financial Statements (Unaudited)

As of June 30, 2023

1. DESCRIPTION OF THE BUSINESS

Real Live TV, Inc. (the company) was established on May 10, 2022, in Georgia. The Company is the leading provider of original educational and informational content relating to health, wellness, spirituality, esoteric wisdom, metaphysics, quantum physics, and inspiration. The content is available for streaming through Apple TV, Amazon Video, Roku, Google Play, and directly from the Company's website.

The Company has three main revenue sources: subscription fees (for the content), live and streaming workshops, tours of documentary sites. The Company currently has over 2 million monthly website views and 100K subscribers and is aggressively growing. The funds raised during this offering will be primarily used for talent acquisition, expansion of the current production facilities, content creation, and marketing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.





FP: truCrowd

REALLIVE TV

OFFERING STATEMENT

RealLive TV, Inc.
1401 Overlook Park Lane
Lawrenceville GA, 30043

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

Real Live TV, Inc.

Notes to the Financial Statements (Unaudited)

As of June 30, 2023

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated accounts.

3. EQUIPMENTS

The company received filming and IT equipment required to run the operations of the company as a capital contribution, those equipment were evaluated at their net realizable value as the date of contribution on June 2023. The management estimated the economic life of the equipment to be five years.

4. EQUITY

The Company is authorized to issue 8,000,000 class A voting shares of common stock with a par value of $0.001 per share, and 12,000,000 class B non-voting shares with par value 1$ per share. As of June 30, 2023, 8,000,000 class A voting shares were issued and outstanding.

9





FP: truCrowd

REALLIVE TV

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,235,000**	**$1,235,000**	**$1,136,200**

RealLive TV, Inc.
1401 Overlook Park Lane
Lawrenceville GA, 30043

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
(C) engaging in savings association or credit union activities? ☐ Yes ☑ No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No



OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

      (1)   any other material information presented to investors; and

      (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

Amending offering to $5M maximum.

On November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to up to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website.

The issuer must continue to comply with the ongoing reporting requirements until:

      (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

      (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

      (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

      (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

      (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

      10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

      (a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

      (1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

      (2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and



OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,235,000	$1,235,000	$1,136,200

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days